Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 0-10967)
Date: June 1, 2021

ONB-First Midwest partnership FAQ
For internal use only. This FAQ is to assist you in answering partnership-related questions from ONB clients.

What can you tell me about this partnership?
On June 1, ONB entered into a partnership agreement with Chicago-based First Midwest Bank.

Once the partnership transaction closes later this year (in late 2021 or early 2022), we will be retaining the Old National name, and ultimately First Midwest branches will become ONB banking centers in early 2022. There is no action that ONB clients need to take.

First Midwest is slightly smaller than Old National in asset size and branch count, and it’s a very strong, secure bank that is similar in many ways to ONB. By coming together, we’re creating a top-tier community bank and the sixth largest bank headquartered in the Midwest.

This won’t change our approach to serving our clients – we will still be the same client- and community-focused bank you’ve come to expect. What it will do is give us more resources to serve all our clients even better.

Founded in 1940, and with most of its 108 total banking centers in the Greater Chicago area, First Midwest has a footprint that perfectly complements ours.

(More detail about First Midwest)

108 Total Branches:
•	Greater Chicago – 95 branches	•	Vermillion, Ill. – 2 branches
•	Champaign, Ill. – 1 branch	•	Scott, Iowa – 2 branches
•	Knox, Ill. – 2 branches	•	Milwaukee, Wisc. – 3 branches
•	Rock Island, Ill. – 2 branches	•	Waukesha, Wisc. – 1 branch

Total Deposits: $16.6 billion; Total Loans: $15.2 billion; Total Assets: $21.2 billion

 ONB-First Midwest partnership FAQ
For internal use only. This FAQ is to assist you in answering partnership-related questions from ONB clients.

Why is Old National entering into this partnership?
•
First Midwest’s culture and values completely align with ours. We are both focused on getting to know our clients and helping them reach their goals and strengthening and supporting our communities. Also, First Midwest was recently named one of the best places to work by the Chicago Tribune, and Old National has been named a World’s Most Ethical Company for 10 straight years.

•
It will help us serve all our clients better. This partnership provides us with additional resources that will allow us to serve all clients better. For instance, we expect it to accelerate some of our plans to enhance our technology for the benefit of our clients and team members. It also allows our clients to bank and take advantage of ONB ATMs in the Chicago region and other First Midwest markets.

•
It positions us to be an even stronger and more secure bank for years to come. Ultimately, our goal is to be THE premier bank in the Midwest, serving ALL our clients exceptionally well, while maintaining our culture, integrity and commitment to community. We believe this partnership puts us in position to do just that.

Are you still committed to traditional ONB communities like mine?
Absolutely! After this partnership is complete, we will still be the same community bank that prides ourselves on earning the right to be our clients’ bank for life and on helping to strengthen and support our communities. You can count on that.

(For clients in or near Evansville, please reiterate that ONB remains just as committed to the place we have called home since 1834. A great example is our recent investment in a state of the art Commercial and Wealth hub on the same downtown campus as our HQ building.)

What does this change mean for me?
There’s absolutely nothing for you to be concerned about. Our commitment to you personally, to this community and to ALL our communities is not changing. We are simply growing as a community bank, and we’re gaining even more resources and expertise to serve you – and all our clients – better.

What sets us apart is building relationships, focusing on the needs of our clients and strengthening communities. We believe this approach to banking works well in every community we serve, no matter the size.

Please see one-page info-graphic with details about the combined bank on the next page (page 3).

OLD NATIONAL AND FIRST MIDWEST
A POWERFUL COMBINATION

With nearly 270 combined years of service and an adherence to Midwestern values, Old National and First Midwest are both driven by a client-centric approach to banking and an unwavering commitment to the communities we serve.

$33B in assets under management

$45B in total assets

$34B in total deposits

270 total branches

4.5K+ employees

OLD NATIONAL
FIRST MIDWEST
MN
WI
MI
IA
IL
IN
KY

Our combined organization will operate as Old National Bancorp upon closing.

TOP-TIER COMMERCIAL AND COMMUNITY BANK SERVICES

You can expect the same exceptional service and commitment to excellence with locations spanning the Midwest and expanded product offerings and capabilities.

STRONGER COMMITMENT TO COMMUNITY ENGAGEMENT

We'll build on our longstanding history of service and continue to champion community initiatives and drive positive change throughout our expanded footprint.

ENHANCED DIGITAL AND TECHNOLOGY CAPABILITIES

Our partnership will accelerate digital and technology capabilities to better serve your consumer, wealth management and commercial banking needs.

CONTINUED FOCUS ON CULTURE

From First Midwest's multiple recognitions as a Best Place to Work to Old National's 10-year run as one of the World's Most Ethical companies, the combined institution will remain committed to fostering a strong culture of collaboration and trust.

→ OldNational.com/FirstMidwest → FirstMidwest.com/OldNationalPartnership

ONB-First Midwest partnership FAQ
For internal use only. This FAQ is to assist you in answering partnership-related questions from ONB clients.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov).  Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC.  Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC.  Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.